UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

CONSOL Energy Inc. Commission file number: 001-14901

CNX Gas Corporation Commission file number: 001-32723

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CONSOL Energy Inc. Investment Plan for Salaried Employees

B.	Names of issuers of the securities held pursuant to the plan and the address of their principal executive offices:

CONSOL Energy Inc.	CNX Gas Corporation
1800 Washington Road	5 Penn Center West, Suite 401
Pittsburgh, Pennsylvania 15241	Pittsburgh, PA 15276

Registrant’s telephone number including area code: 412-831-4000

CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2007 and 2006

		Page(s)
Report of Independent Registered Public Accounting Firm		1

Financial Statements

Statements of Net Assets Available for Benefits		2

Statement of Changes in Net Assets Available For Benefits		3

Notes to Financial Statements		4-15

Supplemental Schedule

Schedule H, Part IV line 4(i) Schedule of Assets Held for Investment Purposes at End of Year		17-27

Note:	Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures		28

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Investment Plan Committee, and Participants of

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania
June 27, 2008

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

(in thousands of dollars)	December 31
	2007	2006
ASSETS

Investments at Fair Value
Stable Value Fund	$626,693	$580,666
Interests in Registered Investment Companies	250,803	209,742
Merrill Lynch Equity Index Trust	43,471	41,254
E.I. DuPont de Nemours & Company Common Stock	59,553	84,712
CONSOL Stock Fund	139,877	111,365
CNX Stock Fund	20,846	20,861
Daimler Chrysler AG Common Stock	91	94
Participant Loans	11,029	11,578

	1,152,363	1,060,272

Receivables
Due from Broker for Securities Sold	1,995	163
Accrued Interest and Dividends	68	53

	2,063	216

Cash	1,082	2,333

Net Assets Reflecting All Investments at Fair Value	1,155,508	1,062,821

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(8,317)	(1,321)

NET ASSETS AVAILABLE FOR BENEFITS	$1,147,191	$1,061,500

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2007
Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$32,423
Participants – Rollovers	19,158
Employer	18,233

69,814

Investment Income:
Interest and Dividends	28,557
Net Appreciation in Fair Value of Investments	126,374

154,931

Total Additions	224,745

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	138,966
Administrative Expense	88

Total Deductions	139,054

Net Additions	85,691

Net Assets Available for Benefits
Beginning of Year	1,061,500

END OF YEAR	$1,147,191

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

1.	DESCRIPTION OF PLAN

The following brief description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan established in 1953. Salaried, operations and maintenance, production and maintenance, and warehouse and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first day of the first full pay period following the start of regular full-time employment. In addition, casual employees are eligible to participate in the Plan upon completion of 1,000 or more hours of service within a 12 consecutive month period, commencing on the employee’s employment date or reemployment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan offers CONSOL Energy common stock (“CONSOL Stock Fund”) and CNX Gas Corporation common stock (“CNX Stock Fund”) as investment options. The CONSOL Stock Fund and CNX Stock Fund investment options are an Employee Stock Ownership Plan (“ESOP”), whereby participants in the Plan are given the opportunity to elect to receive cash for dividends declared on CONSOL Energy and CNX Gas Corporation stock. If a participant does not make an election, the dividends will be reinvested in the respective stock fund.

Contributions – During the year 2007 participants could, with certain restrictions, contribute a maximum of 44% of eligible compensation to the Plan. Newly eligible employees automatically become members of the Plan (as defined by the Plan) and contribute at the rate of 6% of eligible compensation (4% for employees of Fairmont Supply Company), unless the participant elects not to contribute. A member of the Plan may also designate from 1% to 85% (not to exceed $10,000) of any quarterly or annual incentive compensation payment as a supplemental contribution. Contributions may be made with before-tax or after-tax dollars.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

1.	DESCRIPTION OF PLAN (Continued)

CONSOL Energy and certain participating employers match these contributions (excluding deferrals of incentive compensation payments), dollar for dollar, up to 6% of eligible compensation (as defined by the Plan). Contributions made by employees of Fairmont Supply Company, one of the participating employers qualified as a separate line of business are matched fifty cents on every dollar up to 12% of eligible compensation. For Plan years commencing January 1, 2007, and thereafter, matching contributions for certain participants of the Plan will be non-forfeitable, safe-harbor contributions within the meaning of that term under the final Internal Revenue Code 401(k) and 401(m) regulations.

In addition, certain eligible employees of Fairmont Supply Company receive qualified non-elective contributions equal to $1,500 per year. Effective January 1, 2007, certain eligible employees of CNX Gas Corporation receive qualified non-elective contributions equal to 3% of eligible compensation. The Company may also make discretionary contributions to the Plan ranging from 1% to 4% of eligible compensation for eligible employees who are employed on December 31 and hired prior to September 30 of a given Plan year. There were no discretionary contributions made by the Company for the years ending December 31, 2007 and 2006. Total contributions credited to a participant’s account (employee and employer) may not exceed $45,000 and $44,000 for the years 2007 and 2006, respectively.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are either used to reduce future Company contributions or to reduce the reasonable expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the supplemental schedule of assets (held at end of year), which is attached to these financial statements, except for E.I. DuPont de Nemours & Company Common Stock, Daimler Chrysler AG Common Stock and Fidelity Investments Low Price Stock Fund. These options are no longer available to Plan participants.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

1.	DESCRIPTION OF PLAN (Continued)

Vesting – Plan participants who terminated employment prior to January 1, 2006 were vested in their share of the Company’s matching contributions upon completion of three cumulative years of service. Effective January 1, 2006, active plan participants are immediately vested in their share of the Company’s matching contributions. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company’s contributions.

Participant Loans – Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April 1 of the calendar year following the year in which the participant attains age 70 1/2. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee’s retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2007 and 2006; approximately $1,126,000 and $2,319,000 was payable to withdrawing participants.

Forfeitures – Total forfeitures were approximately $8,000 and $18,000 for the years ended December 31, 2007 and 2006, respectively. Forfeitures are used to either reduce employer matching contributions or the reasonable expenses of the administration of the Plan.

Plan Termination – Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. There are no events known to us which are probable of occurring which would limit the ability of these contracts to transact at contract value with issuers, or would limit the ability of these contracts to transact at contract value with participants. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. However, many factors may be considered in arriving at fair value. The Stable Value Fund is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”) and synthetic

GICs (“SYN”), all of which are held with multiple insurance companies. These fully benefit-responsive contracts are valued at fair value on the Statements of Net Assets Available for Benefits and are credited with actual earnings on the underlying investments and charges for participant withdrawals and administrative expenses. Insurance wrapper contracts within the Stable Value Fund manage market risks and alter the return characteristics of the underlying securities. At December 31, 2007 and 2006, the fair value of the wrapper contracts is considered to be zero because there is substantially no difference between cost and replacement value. Net Assets Available for Benefits includes an adjustment to fair value for the contract value of the insurance wrapper contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in common stocks, common stock funds and registered investment companies are stated at fair value based on publicly quoted market prices. Investments in Common/Collective Trusts are valued at the net asset value of units held by the Plan at year end by the applicable custodian.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont, CONSOL Energy and CNX Gas Corporation common stock are based on the average cost of the securities sold. Both the CONSOL Stock Fund and CNX Stock Fund, which are comprised solely of CONSOL Energy and CNX Gas Corporation common stock respectively, are valued at their respective quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Certain administrative expenses of the Plan, such as trustee fees, accounting and legal fees are provided to the Plan by CONSOL Energy without cost. Other administrative expenses are borne by the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

3.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2007	2006
E.I. DuPont de Nemours & Company common stock, 1,350,704 and 1,739,109 shares, respectively	$59,553	$84,712
CONSOL Energy Inc. common stock, 1,955,778 and 3,466,084 shares, respectively	139,877	111,365
*PIMCO Low Duration Fund, 7,785,151 and 9,895,241 shares, respectively	78,708	98,062
*GEM Trust: GEM Trust Risk-Controlled 2, 5,723,896 and 6,348,915 units, respectively	65,966	68,957
*GEM Trust: GEM Trust Opportunistic 1, 5,642,445 and 6,267,920 units, respectively	64,010	68,241
*GEM Trust: GEM Trust Opportunistic 2, 5,853,554 and 6,473,844 units, respectively	69,648	70,269
*GEM Trust: GEM Trust Opportunistic 3, 5,890,979 and 6,511,085 units, respectively	67,687	70,802
*Merrill Lynch Premier Fund, 72,667,166 and 17,875,833 shares, respectively	72,667	17,876	**

*	These investments are included in the Stable Value Fund.
**	For comparative purposes only. Amount does not exceed 5% of net assets available for benefits.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

3.	INVESTMENTS (Continued)

During 2007 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by approximately $126,374,000 as follows:

(in thousands of dollars)	Net Appreciation (Depreciation) in Investment Value During Year
Registered Investment Companies	$(8,283)
Common Stock:
CONSOL Stock Fund	104,033
CNX Stock Fund	4,923
E.I. DuPont de Nemours & Company	(6,202)
Daimler Chrysler AG	45
Stable Value Fund	29,618
Common/Collective Trusts	2,240

$126,374

The Stable Value Fund is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The Stable Value Fund includes traditional GIC contracts as well as SYN contracts. A SYN contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of SYN contracts is approximately $(7,700,000) and $(2,100,000) at December 31, 2007 and 2006, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are less than the value of the underlying assets.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

3.	INVESTMENTS (Continued)

The following reflects the adjustment between the underlying securities and the insurance contract values in the Stable Value Fund:

	December 31
(in thousands of dollars)	2007	2006
Investments at Fair Value	$626,693	$580,666
Wrapper Contracts (at Fair Value)	0	0

	626,693	580,666
Adjustment from Fair Value to Contract Value	(8,317)	(1,321)

Investments at Contract Value	$618,376	$579,345

The composition of assets of the Stable Value Fund at contract value as of December 31, 2007 and 2006 are as follows:

(in thousands of dollars)	2007	2006
Insurance Wrapper Contracts	$468,861	$476,121
Investment Contracts	76,848	85,348
Short-term Investments	72,667	17,876

	$618,376	$579,345

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

3.	INVESTMENTS (Continued)

Insurance wrapper contracts within the Stable Value Fund are comprised of the following:

	December 31
(in thousands of dollars)	Credit Rating	2007	2006
Insurance Wrapper Contracts (at Contract Value):
Royal Bank of Canada	AA-	$17,500	$21,621
AIG Life Insurance Company	AA+	24,545	22,027
ING Life Insurance & Annuity Co.	AA	24,545	22,027
JPMorgan Chase Bank	AA	24,545	22,027
Monumental Life Insurance Co.	AA	24,545	22,027
State Street Bank & Trust	AA	24,545	22,027
AIG Life Insurance Company	AA+	65,727	68,873
ING Life Insurance & Annuity Co.	AA	65,727	68,873
JPMorgan Chase Bank	AA	65,727	68,873
Monumental Life Insurance Co.	AA	65,727	68,873
State Street Bank & Trust	AA	65,728	68,873

Total Insurance Wrapper Contracts (at Contract Value)		$468,861	$476,121

The composition of changes in net assets of the Stable Value Fund for the year ended December 31, 2007 is as follows:

(in thousands of dollars)
Employer contributions	$6,661
Participant contributions and rollovers	26,550

Total contributions	33,211
Interest and dividend income	494
Net realized/unrealized appreciation in fair value	29,618
Benefits paid to participants	(99,436)
Administrative Expense	(28)
Net loan activity	159
Net interfund transfers	75,013

Increase in net assets available for benefits	39,031
Net Assets Available for Benefits
Beginning of year	579,345

End of year	$618,376

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

3.	INVESTMENTS (Continued)

The aggregate crediting rates for all contracts as of December 31, 2007 and 2006 were 5.64% and 5.71%, respectively. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. If future crediting rates increase or decrease, the adjustment from fair value to contract value would change in the same direction. The average yield of the Stable Value Fund was approximately 5.41% and 5.44% in 2007 and 2006, respectively.

Participants investing in the Stable Value Fund or Common/Collective Trusts are assigned units at the time of investment based on the net asset value per unit.

4.	TAX STATUS

The Plan obtained its latest determination letter on September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

(in thousands of dollars)	2007	2006
Net assets available for benefits per the financial statements	$1,147,191	$1,061,500
Amounts allocated to withdrawing participants	(1,126)	(2,319)

Net assets available for benefits per the Form 5500	$1,146,065	$1,059,181

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to Form 5500:

(in thousands of dollars)
Benefits paid to participants per the financial statements	$138,966
Amounts allocated to withdrawing participants at December 31, 2007	1,126
Less: Amounts allocated to withdrawing participants at December 31, 2006	(2,319)

Benefits paid to participants per Form 5500	$137,773

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007 and 2006, but not yet paid as of that date.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments include a collective investment fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 1,955,778 shares and 3,466,084 shares of CONSOL Energy’s common stock at December 31, 2007 and 2006, respectively. The CNX Stock Fund, another investment vehicle available to employees, contains stock of CNX Gas Corporation. The Plan held 652,464 shares and 818,092 shares of CNX Gas Corporation’s common stock at December 31, 2007 and 2006, respectively.

7.	NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

7.	NEW ACCOUNTING PRONOUNCEMENTS (Continued)

In addition, in February 2007, the FASB issued SFAS No. 159, “the Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). This statement was issued and is effective for fiscal years beginning after November 15, 2007. FAS 159 provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. Management is currently evaluating what impact the adoption of FAS 159 will have on the financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Common Stock
*	CONSOL Stock Fund		1,955,778	$139,877
*	CNX Stock Fund		652,464	20,846
	E.I. DuPont de Nemours & Company		1,350,704	59,553
	Daimler Chrysler AG		956	91

	Total Common Stock			220,367

	Interests in Registered Investment Companies
	Fidelity Investments	Low Priced Stock Fund	336,812	13,853
	Fidelity Investments	Growth and Income Portfolio	324,141	8,843
	Templeton	Foreign Fund	1,455,224	18,132
	PIMCO	Total Return Fund	2,885,258	30,843
	Davis New York	Venture Fund	949,723	38,416
	American Funds	Europacific Growth Fund	721,781	36,717
	Hotchkis and Wiley	Mid Cap Value Fund	631,710	12,944
	The Managers	Special Equity Fund	63,396	4,074
	Alger	Mid Cap Growth Fund	1,657,965	31,667
	BlackRock	Aurora Fund	548,075	13,154
	BlackRock	Basic Value Fund	742,022	22,127
	Legg Mason	Large Cap Growth Fund	768,424	20,033

	Total Interests in Registered Investment Companies			250,803
	Stable Value Fund
	Hartford Life Insurance Company	GIC, 4.80%, 08/02/2010	11,409,064	11,409
	Hartford Life Insurance Company	GIC, 4.60%, 06/01/2011	11,485,420	11,485
	Metropolitan Life Insurance Co.	GIC, 5.63%, 07/03/2010	4,553,917	4,554
	Metropolitan Life Insurance Co.	GIC, 5.75%, 09/03/2011	2,630,938	2,631
	Metropolitan Life Insurance Co.	GIC, 4.50%, 05/02/2011	11,316,842	11,317
	New York Life Insurance Co.	GIC, 4.40%, 12/02/2010	11,448,759	11,449
	Principal Life Insurance Co.	GIC, 5.54%, 07/04/2011	5,358,945	5,359
	Principal Life Insurance Co.	GIC, 5.50%, 08/02/2011	5,293,648	5,294
	Principal Life Insurance Co.	GIC, 4.95%, 11/02/2012	4,211,103	4,211
	Prudential Retirement Ins. & Annuity Co.	GIC, 5.62%, 06/03/2010	1,032,577	1,033
	Prudential Retirement Ins. & Annuity Co.	GIC, 5.59%, 06/03/2009	1,030,868	1,031

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Prudential Retirement Ins. & Annuity Co.	GIC, 5.90%, 06/03/2011	1,032,558	1,033
	Security Life of Denver	GIC, 6.19%, 03/03/2008	6,041,938	6,042
*	Merrill Lynch Premier Fund	Money Market Fund, 4.89%	72,667,166	72,667
	Royal Bank of Canada:
	Royal Bank of Canada	Synthetic GIC 5.00%, opened	17,500,474
	Underlying Security Description:
	FHR 2927 ED	4% 15 Jan 2035	6,393,457	6,214
	FMAN 2004-1 1 4.45	4.45% 25 Aug 2012	1,492,270	1,495
	FHR 2945 CA	5% 15 Jul 2033	1,093,330	1,091
	FHRR R004 AL	5.125% 15 Dec 2013	2,996,659	3,014
	FNR 2005-46 CB	5% 25 Dec 2022	1,768,697	1,777
	FNR 2006-22 CA	4.5% 25 Mar 2020	1,901,236	1,890
	FHR 3245 AG	5.5% 15 Nov 2016	2,001,823	2,023
	Royal Bank of Canada	Synthetic Wrapper Agreement		(4)
	Perpetual Window Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 4.65%, opened	24,544,763
	ING Life Insurance & Annuity Co.	Synthetic GIC 4.65%, opened	24,544,763
	JPMorgan Chase Bank	Synthetic GIC 4.65%, opened	24,544,763
	Monumental Life Insurance Co.	Synthetic GIC 4.65%, opened	24,544,763
*	State Street Bank & Trust	Synthetic GIC 4.65%, opened	24,544,763
	Underlying Security Description:
	PIMCO Low Duration Fund	Mutual Fund	7,785,151	78,708
	GEM Trust Short Duration	4,192,605.1219 units of participation		45,323
	Various Insurance Companies	Synthetic Wrapper Agreements		(1,307)
	Total Return Tier Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 5.87%, opened	65,727,605
	ING Life Insurance & Annuity Co.	Synthetic GIC 5.87%, opened	65,727,605
	JPMorgan Chase Bank	Synthetic GIC 5.87%, opened	65,727,605
	Monumental Life Insurance Co.	Synthetic GIC 5.87%, opened	65,727,605
*	State Street Bank & Trust	Synthetic GIC 5.87%, opened	65,727,605
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	5,723,895.9511 units of participation		65,966

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	GEM Trust Opportunistic 1	5,642,445.3383 units of participation		64,010
	GEM Trust Opportunistic 2	5,853,553.8125 units of participation		69,648
	GEM Trust Opportunistic 3	5,890,978.5815 units of participation		67,687
*	State Street Bank & Trust	4.56% 31 Dec 2030 SHORT TERM INVESTMENT FUND	867,449	867
	United States Treas Bills	3.105% 13 Mar 2008	215,000	211
	United States Treas Bills	3.03% 07 Feb 2008	65,000	65
	United States Treas Bills	0% 31 Jan 2008	15,000	15
	Brunswick Corp	7.375% 01 Sep 2023	140,000	142
	Federal Natl Mtg Assn Remic	8.5% 25 Sep 2021	49,860	54
	Sprint Cap Corp	8.75% 15 Mar 2032	65,000	74
	AT+T Broadband Corp	8.375% 15 Mar 2013	50,000	56
	Fed Hm Ln Pc Pool A13973	5.5% 01 Oct 2033	15,854	16
	FNMA Pool 414547	7% 01 Feb 2028	10,215	11
	JPMorgan Chase + Co	4.5% 15 Jan 2012	120,000	118
	Boston Scientific Corp	6.25% 15 Nov 2015	80,000	75
	Fed Hm Ln Pc Pool A41945	5.5% 01 Jan 2036	591,406	590
	Financing Corp	9.65% 02 Nov 2018	450,000	639
	United States Tres Sc Strp Int	0% 15 Feb 2019	1,304,000	797
	Sun Microsystems Inc	7.65% 15 Aug 2009	100,000	104
	FHLMC Tba Jan 30 Gold Single	6% 01 Dec 2099	1,000,000	1,015
	Continental Airls Pass Thru Tr	6.94% 15 Oct 2013	53,946	53
	U S West Cap Fdg Inc	6.875% 15 Jul 2028	236,000	199
	Vodafone Airtouch Plc	7.75% 15 Feb 2010	42,000	43
	British Telecommunications Plc	1% 15 Dec 2010	82,000	90
	Private Expt Fdg Corp	5.75% 15 Jan 2008	5,000,000	5,003
	GNMA Pool 421856	6.5% 15 Apr 2026	3,736	4
	GNMA Pool 296513	10% 15 Dec 2020	20,609	24
	US Treasury Nts	2.375% 15 Jan 2017	258,925	274
	FNMA Pool 916405	5% 01 May 2037	985,678	962
	FNMA Pool 870614	5% 01 Jun 2036	317,988	310
*	Merrill Lynch Mtg Invs Tr	3.445% 25 Jul 2037	130,000	70
	Colgate Palmolive Co Mtn	5.2% 07 Nov 2016	65,000	66

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	United States Treas Bds	3.375% 15 Apr 2032	58,679	75
	Ford Mtr Cr Co	7.25% 25 Oct 2011	105,000	91
	Kraft Foods Inc	6.25% 01 Jun 2012	15,000	16
	Financing Corp Cpn Fico Strips	0.01% 06 Jun 2018	180,000	110
	Lehman Bros Hldgs Inc	4% 22 Jan 2008	84,000	84
	McDonalds Corp	4.125% 01 Jun 2013	35,000	34
	Hutchison Whampoa Intl	6.25% 24 Jan 2014	100,000	106
	Kroger Co	4.95% 15 Jan 2015	70,000	67
	Fed Hm Ln Pc Pool A35750	5.5% 01 Jul 2035	1,081,551	1,079
	Intl Bank Recon+Dv	3.25% 24 Feb 2009	50,000	50
	FNMA Pool 851336	5.5% 01 Feb 2036	427,515	427
	Toyota Mtr Cr Corp	5.45% 18 May 2011	58,000	60
	Gannett Co Inc	5.75% 01 Jun 2011	56,000	57
	Norsk Hydro A S	7.15% 15 Nov 2025	125,000	139
	Tyson Foods Inc	7% 01 May 2018	86,000	89
	British Sky Broadcasting Group	8.2% 15 Jul 2009	95,000	99
	Continental Airls Pass Thru Tr	8.048% 01 May 2022	87,272	93
	Becton Dickinson + Co	7% 01 Aug 2027	103,000	115
	Morgan Stanley Group Inc	8% 15 Jun 2010	60,000	64
	Norfolk Southn Corp	6.2% 15 Apr 2009	44,000	45
	Bank Of America	7.8% 15 Feb 2010	300,000	319
	Univision Communications Inc	7.85% 15 Jul 2011	60,000	60
	FNMA Pool 915049	6.5% 01 Apr 2037	26,039	27
	FNMA Pool 887010	6.5% 01 Jun 2036	499,117	513
	Fed Hm Ln Pc Pool G03180	5% 01 Aug 2037	1,194,798	1,165
	FNMA Pool 897148	6.5% 01 Sep 2036	998,943	1,027
	Fed Hm Ln Pc Pool G02998	6% 01 May 2037	1,449,752	1,471
	Fed Hm Ln Pc Pool G03279	5% 01 Sep 2037	78,828	77
	Fed Hm Ln Pc Pool A51727	6% 01 Aug 2036	220,223	223
	Autopista Del Maipo Sociedad	7.373% 15 Jun 2022	410,000	472
	Government Backed Trs	0% 15 May 2008	1,040,000	1,027
	Deere John Cap Corp	7% 15 Mar 2012	40,000	43
	FHLMC Tba Jan 30 Gold Single	5% 01 Dec 2099	9,000,000	8,778

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Hanson Australia Fdg Ltd	5.25% 15 Mar 2013	58,000	58
	Kimberly Clark Corp	4.875% 15 Aug 2015	18,000	18
	Comcast Corp New	5.85% 15 Nov 2015	70,000	71
	SBC Communications Inc	5.3% 15 Nov 2010	90,000	91
	GNMA Pool 782011	5% 15 Dec 2035	336,067	331
	CNA Finl Corp	7.25% 15 Nov 2023	285,000	297
	Procter + Gamble Co	8% 26 Oct 2029	69,000	91
	Inter Amern Dev Bk	8.5% 15 Mar 2011	80,000	92
	Enron Corp	6.75% 01 Jul 2049	120,000	0
	FNMA Pool 323347	7% 01 Sep 2028	54,508	58
	Nationsbank Corp	7.8% 15 Sep 2016	89,000	100
	Applied Matls Inc	7.125% 15 Oct 2017	432,000	496
	FNMA Pool 906693	5.5% 01 Dec 2036	73,226	73
	FNMA Pool 912707	5% 01 Mar 2037	391,536	382
	FNMA Pool 936255	6.5% 01 Apr 2037	499,894	514
	Comcast Corp New	6.3% 15 Nov 2017	23,000	24
	Fed Hm Ln Pc Pool A68738	5% 01 Nov 2037	669,302	653
	FNMA Pool 949004	6.5% 01 Aug 2037	596,472	608
	Fed Hm Ln Pc Pool G03239	5% 01 Jul 2036	521,171	508
	FNMA Pool 902791	5.5% 01 Dec 2036	185,217	185
	Fed Hm Ln Pc Pool A52067	5.5% 01 Sep 2036	488,663	488
	GNMA Pool 426119	8% 15 Jun 2026	23,515	26
	Federal Home Ln Mtg Pc Gtd	8% 25 Apr 2024	319,749	334
	I.B.R.D. World Bank	5.5% 25 Nov 2013	181,000	195
	GNMA Pool 412234	6.5% 15 May 2026	12,148	13
	Empresa Nacional De Electricid	8.625% 01 Aug 2015	50,000	58
	Bayerische Landesbank	3.2% 15 Apr 2009	250,000	248
	Bellsouth Corp	4.2% 15 Sep 2009	15,000	15
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	17
	United States Treas Bds	2% 15 Jan 2026	105,233	105
	FNMA Pool 865808	5% 01 Mar 2036	493,552	482
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	16,477	18
	Intl Bk For Recon + Dev	0.01% 15 Feb 2015	21,000	15

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Financing Corp	8.6% 26 Sep 2019	358,000	481
	McKesson Corp New	6.4% 01 Mar 2008	25,000	25
	Federal Home Ln Bks	5.925% 09 Apr 2008	1,000,000	1,004
	Time Warner Entmt Co L P	8.875% 01 Oct 2012	100,000	112
	AES Eastn Energy Lp	9% 02 Jan 2017	87,648	95
	Landesbank Baden Wurttembe	7.625% 01 Feb 2023	106,000	129
	International Business Machs	7.125% 01 Dec 2096	40,000	45
	Commonwealth Edison Co	7.5% 01 Jul 2013	105,000	116
	Tennessee Valley Auth	6.25% 15 Dec 2017	55,000	62
	Time Warner Inc	9.125% 15 Jan 2013	90,000	102
	Murphy Oil Corp	7.05% 01 May 2029	320,000	326
	Ford Mtr Cr Co	7.375% 01 Feb 2011	35,000	31
	FNMA Pool 906868	5.5% 01 Dec 2036	119,406	119
	FNMA Pool 908172	6.5% 01 Jan 2037	312,319	321
	Owens Corning New	6.5% 01 Dec 2016	80,000	73
	Deutsche Bk Ag London	6% 01 Sep 2017	18,000	19
	Federal Natl Mtg Assn	4.75% 19 Nov 2012	1,000,000	1,034
	Fed Hm Ln Pc Pool A61640	6% 01 Mar 2037	1,519,922	1,542
	Fed Hm Ln Pc Pool A49727	5.5% 01 Jun 2036	112,639	112
	Fed Hm Ln Pc Pool A55421	5.5% 01 Dec 2036	493,411	492
	Fed Hm Ln Pc Pool A55615	5.5% 01 Dec 2036	579,699	578
	Federal Natl Mtg Assn	7.6176% 25 Dec 2038	656,665	722
	General Mtrs Accep Corp	7% 01 Feb 2012	105,000	89
	Colgate Palmolive Co Mtn	5.98% 25 Apr 2012	25,000	27
	Financing Corp Princ Fico Strp	0% 30 Nov 2017	100,000	64
	Jackson Natl Life Global Fdg	6.125% 30 May 2012	26,000	27
	GNMA Pool 373712	6.5% 15 Apr 2026	1,741	2
*	Merrill Lynch + Co Inc	3.7% 21 Apr 2008	68,000	68
	Liberty Media Corp New	5.7% 15 May 2013	70,000	65
	United States Treas Nts	1.875% 15 Jul 2013	170,580	176
	Altria Group Inc	7% 04 Nov 2013	50,000	56
	Schering Plough Corp	1% 01 Dec 2013	90,000	91
	GNMA Pool 422131	6.5% 15 Apr 2026	17,889	19

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Caribbean Dev Bk	6% 15 Dec 2008	200,000	203
	Fisher Scientific Intl Inc	6.125% 01 Jul 2015	85,000	84
	FNMA Pool 865752	5.5% 01 Jan 2036	145,492	145
	FNMA Pool 256232	5.5% 01 May 2036	486,146	485
	FNMA Pool 256298	5% 01 May 2036	499,204	487
	FNMA Pool 872385	5% 01 May 2036	27,119	26
	GNMA Pool 412583	6.5% 15 Apr 2026	7,056	7
	Duke Cap Corp	6.75% 15 Jul 2018	121,000	126
	British Columbia Prov Cda	5.375% 29 Oct 2008	178,000	181
	Eastman Chem Co	7.25% 15 Jan 2024	155,000	169
	Goldman Sachs Group Inc	7.35% 01 Oct 2009	120,000	125
	Burlington Northn Santa Fe	7.125% 15 Dec 2010	200,000	213
	Goldman Sachs Group Inc	6.875% 15 Jan 2011	15,000	16
	Northwest Airls Pass Thru Trs	6.841% 01 Apr 2011	50,000	50
	Inter Amer Dev Bk	0.5% 17 Apr 2023	400,000	211
	GNMA Pool 658869	6.5% 15 Aug 2037	227,323	235
*	Merrill Lynch + Co Inc	6.4% 28 Aug 2017	29,000	29
	Fed Hm Ln Pc Pool G02110	4.5% 01 May 2035	669,753	633
	CSX Corp	6% 01 Oct 2036	35,000	32
	Diageo Cap Plc	5.5% 30 Sep 2016	42,000	42
	Fed Hm Ln Pc Pool A52823	5.5% 01 Oct 2036	54,034	54
	FNMA Pool 904387	5% 01 Nov 2036	50,753	50
	FNMA Pool 905690	5.5% 01 Dec 2036	78,326	78
	Pacificorp	6.71% 15 Jan 2026	400,000	438
	FNMA Pool 306974	7.5% 01 Jun 2025	3,110	3
	Comerica Inc	4.8% 01 May 2015	80,000	73
	GNMA Pool 431373	6.5% 15 Sep 2026	10,420	11
	Danske Bk A/S	1% 29 Dec 2049	17,000	16
	DBS Bk Ltd Singapore	5% 15 Nov 2019	90,000	85
	Aust + Nz Bank Grp	3.75% 05 Jan 2009	80,000	79
	Quebec Prov Cda	4.6% 26 May 2015	50,000	51
	Fed Hm Ln Pc Pool A23982	5.5% 01 Jun 2034	15,253	15
	Erste Europ.Pfandb	4% 29 May 2009	400,000	398

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	FNMA Pool 878103	5% 01 Apr 2036	516,052	504
	Equitable Res Inc	7.75% 15 Jul 2026	130,000	153
	Ontario Hydro	7.45% 31 Mar 2013	35,000	41
	FNMA Pool 533373	6.5% 01 Mar 2030	24,038	25
	Penney J C Inc	7.625% 01 Mar 2097	45,000	47
	GNMA Pool 377590	8% 15 Aug 2025	64,084	70
	New Vy Gereration 1	7.299% 15 Mar 2019	82,221	97
	Federal Natl Mtg Assn	5.5% 15 Mar 2011	530,000	558
	Fed Hm Ln Pc Pool A55797	5.5% 01 Dec 2036	260,858	260
	Florida Pwr + Lt Co	6.2% 01 Jun 2036	25,000	26
	Valspar Corp	6.05% 01 May 2017	20,000	20
	Fed Hm Ln Pc Pool A67602	6% 01 Oct 2037	500,049	507
	Fed Hm Ln Pc Pool A70641	5% 01 Dec 2037	7,330,697	7,150
	Principal Life Income Fund Tr	5.15% 30 Sep 2011	42,000	43
	FNMA Pool 885653	5% 01 Oct 2036	449,358	438
	Government Tr Ctfs	0% 15 May 2011	2,380,000	2,121
	GNMA Pool 373607	6.5% 15 Mar 2026	1,579	2
	Fed Hm Ln Pc Pool D28599	7.5% 01 Dec 2022	23,112	25
	Sumitomo Mitsui Bk Corp	8% 15 Jun 2012	58,000	64
	Florence Italy	6.14% 15 Apr 2014	24,700	26
	Coors Brewing Co	6.375% 15 May 2012	1,000	1
	Royal Bank Of Scotland Grp Plc	4.7% 03 Jul 2018	61,000	55
	Landesbank Baden Wurttemberg	5.05% 30 Dec 2015	200,000	205
	FNMA Pool 318107	7% 01 Aug 2025	661	1
	GNMA II Pool 002348	6% 20 Nov 2011	19,837	20
	FNMA Pool 786458	5% 01 May 2034	78,573	77
	GNMA Pool 583078	5.5% 15 Feb 2035	300,240	303
	Public Svc Elec Gas Co	5.25% 01 Jul 2035	55,000	49
	FNMA Pool 833345	5.5% 01 Aug 2035	110,467	110
	Ppl Energy Supply Llc	5.7% 15 Oct 2015	125,000	122
	Ppl Energy Supply Llc	6.2% 15 May 2016	37,000	37
	GNMA Pool 424276	6.5% 15 Mar 2026	26,100	27
	GNMA Pool 413641	6.5% 15 Apr 2026	67,277	70

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	Intl Bk For Recon + Dev	0% 15 Feb 2016	573,000	394
	Hydro Quebec	8.4% 15 Jan 2022	120,000	164
	Federal Natl Mtg Assn Remic	9.99% 25 Sep 2017	11,266	13
	FNMA Pool 503290	6.5% 01 Jun 2029	5,390	6
	GNMA Pool 288117	10% 15 Mar 2020	7,768	9
	Cit Group Inc Reorganized	5.65% 13 Feb 2017	25,000	22
	Fed Hm Ln Pc Pool A58343	5.5% 01 Mar 2037	345,057	344
	Continental Airls	5.983% 19 Apr 2022	55,000	51
	FNMA Pool 941332	6.5% 01 Jul 2037	1,997,880	2,054
	GNMA Pool 608519	6.5% 15 Oct 2037	764,921	790
	Cit Group Inc Reorganized As	7.625% 30 Nov 2012	35,000	35
	Federal Natl Mtg Assn	5.25% 15 Jun 2008	4,000,000	4,019
	FNMA Pool 886858	6% 01 Sep 2036	291,650	296
	Fed Hm Ln Pc Pool A53740	5.5% 01 Nov 2036	32,596	33
	Fed Hm Ln Pc Pool E60022	6.5% 01 Aug 2009	5,621	6
	BGB Finance(Ire)	7.125% 27 Feb 2012	500,000	542
	General Mtrs Accep Corp	6.875% 15 Sep 2011	130,000	111
	Qwest Cap Fdg Inc	7% 03 Aug 2009	100,000	100
	Commonwealth Edison Co	6.15% 15 Mar 2012	30,000	31
	Massachusetss Mut Life Ins Co	5.625% 15 May 2033	70,000	61
	Fed Hm Ln Pc Pool A21263	4.5% 01 Apr 2034	41,274	39
	Allstate Corp	5% 15 Aug 2014	70,000	69
	GNMA Pool 609289	5.5% 15 Dec 2034	38,672	39
	Rabobank Nederland	1% 18 Jun 2008	300,000	298
	United States Tres Sc Strp Int	0% 15 Nov 2027	400,000	160
	GNMA Pool 457932	6% 15 Dec 2028	40,503	42
	GNMA Pool 419569	6.5% 15 Feb 2026	6,269	7
	Ameritech Capital Funding Co	6.25% 18 May 2009	137,000	141
	GNMA Pool 780975	6% 15 Feb 2029	3,283	3
	United States Tres Sc Strp Int	0% 15 Aug 2017	1,035,000	688
	BBV Intl Fin Ltd	7% 01 Dec 2025	112,000	132
	TRW Inc	7.125% 01 Jun 2009	73,000	76
	NStar	8% 15 Feb 2010	120,000	129

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	United States Tres Sc Strp Int	0% 15 May 2020	3,245,000	1,856
	Southwest Gas Corp	8.375% 15 Feb 2011	110,000	122
	FNMA Pool 905886	5% 01 Dec 2036	54,514	53
	GNMA Pool 660623	6.5% 15 Sep 2036	417,877	432
	Federal Home Ln Mtg Corp	6% 17 Dec 2027	250,000	252
	Fed Hm Ln Pc Pool G02405	5.5% 01 Mar 2036	21,912	22
	Fed Hm Ln Pc Pool A55254	5.5% 01 Dec 2036	454,273	453
	Eurodollar Futures	08 Mar 2008	6,500,000	0
	Eurodollar Futures	09 Sep 2008	2,000,000	0
	Eurodollar Futures	10 Jun 2008	(500,000)	0
	Eurodollar Futures	08 Mar 2008	(250,000)	0
	Eurodollar Futures	09 Dec 2008	1,000,000	0
	Eurodollar Futures	11 Sep 2008	(500,000)	0
	Eurodollar Futures	08 Sep 2008	1,000,000	0
	Eurodollar Futures	08 Sep 2008	(500,000)	0
	U S Treas Bonds Futures	08 Mar 2008	(1,700,000)	0
	U S Treas Notes 2Yr Futures	08 Mar 2008	10,800,000	0
	Eurodollar Futures	10 Dec 2008	(500,000)	0
	Eurodollar Futures	09 Mar 2008	3,000,000	0
	Eurodollar Futures	09 Mar 2008	(500,000)	0
	Eurodollar Futures	08 Jun 2008	750,000	0
	Eurodollar Futures	11 Jun 2008	(1,000,000)	0
	Eurodollar Futures	08 Dec 2008	(1,500,000)	0
	Eurodollar Futures	09 Jun 2008	4,750,000	0
	U S Treas Notes 10Yr Future	08 Mar 2008	4,100,000	0
	Interest Rate Swap 10Yr Ftr	08 Mar 2008	300,000	0
	U S Treas Note 5Yr Future	08 Mar 2008	(24,000,000)	0
	Eurodollar Futures	11 Dec 2008	(500,000)	0
	Eurodollar Futures	10 Jun 2008	2,000,000	0
	U S Treas Notes 10Yr Future	08 Mar 2008	(5,100,000)	0
	U S Treas Notes 10Yr Future	FEB08 111.5 PUT	2,000	1
	U S Treas Notes 10Yr Futures	FEB08 110 PUT	(4,000)	0
	U S Treas Notes 10Yr	FEB08 110.5 PUT	(4,000)	0

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2007	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost and Number of Shares/Units**	(e) Current Value (in 000s)
	U S Treas Nts 10 Yr Future	FEB08 115 CALL	(4,000)	(2)
	U S Treas Notes 10Yr Future	FEB 08 115.5 CALL	(4,000)	(1)
	U S Treas Notes 10Yr Future	FEB08 111 PUT	2,000	0
	U S Treas Notes 10Yr Future	FEB08 114 CALL	4,000	3
	Various Payables			(9,441)
	Various Insurance Companies	Synthetic Wrapper Agreements		(6,369)

	Total Stable Value Fund			618,376

	Common/Collective Trusts

*	Merrill Lynch	Equity Index Trust	376,474	43,471

*	Participant Loans	4.00% to 9.25%		11,029

				$1,144,046

*	Indicates parties-in-interest.
**	Cost information is not required for participant-directed investments and, therefore is not included.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Pittsburgh, Allegheny County, Commonwealth of Pennsylvania.

THE CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 27, 2008
	By:	/s/ William J. Lyons
William J. Lyons
Plan Administrator